[redacted]

08028023

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG RETIREMENT ADVISORS, INC. F/K/A VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

PROCESSED
MAR 2 5 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE CHATTOM
Notary Public, State of Texas
My Commission Expires 12-14-2010

Signature

Chief Financial Officer & Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

VALIC Financial Advisors, Inc.

Financial Statements and
Supplemental Schedules
December 31, 2007

VALIC Financial Advisors, Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2008

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 17,288,206
Cash segregated under federal and other regulations, restricted	20,008
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	337,951
Accounts receivable from affiliates	7,813
Dealer concession receivable	394,887
Dealer concession receivable from affiliates	750,700
Advisory service fee receivable	14,240,200
Service fee receivable	1,756,000
Interest receivable	78,104
Equipment, net	2,082
Prepaid expenses	34,047
Total assets	$ 34,965,000
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 10,103
Accounts payable to affiliates	824,501
Commissions payable	5,856,818
Accrued liabilities	692,900
State taxes payable to affiliate	649,908
Federal income tax payable to affiliate	32,648
Total liabilities	8,066,878
Stockholder's equity	
Common stock, par value $1 per share	
Authorized shares–1,000	
Issued and outstanding shares–1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	22,866,752
Total stockholder's equity	26,898,122
Total liabilities and stockholder's equity	$ 34,965,000

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2007

Revenues	
Dealer concession revenue	$ 16,006,089
Dealer concession revenue from affiliates	158,382,815
Service fee income	17,146,038
Service fee income from affiliates	840,993
Advisory service fees	52,329,519
Expense reimbursement from Parent	24,337,259
Interest	1,043,264
Other	1,582,277
Total revenues	271,668,254
Expenses	
Commissions	192,106,067
Selling expenses	171,265
Field operating expenses	24,337,260
General and administrative	6,764,571
Licenses and fees	1,321,071
Professional fees	1,993,841
Clearing fees	2,279,362
Total expenses	228,973,437
Income before taxes	42,694,817
Provision for taxes	16,189,171
Net income	$ 26,505,646

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2007	$ 1,000	$ 4,030,370	$ 16,961,106	$ 20,992,476
Dividends paid to Parent	-	-	(20,600,000)	(20,600,000)
Net income	-	-	26,505,646	26,505,646
Balances at December 31, 2007	$ 1,000	$ 4,030,370	$ 22,866,752	$ 26,898,122

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Operating activities	
Net income	$ 26,505,646
Reconciling adjustments to net cash provided by operating activities:	
Depreciation	9,579
Changes in operating assets and liabilities	
Cash segregated under federal and other regulations, restricted	(11,290)
Accounts receivable	218,354
Accounts receivable from affiliate	14,008
Dealer concession receivable	(11,418)
Dealer concession receivable from affiliates	535,696
Advisory service fee receivable	(3,570,200)
Service fee receivable	(718,417)
Interest receivable	(2,146)
Prepaid expenses	6,441
Accounts payable	(7,395)
Bank payable	(14,323)
Accounts payable to affiliates	(949,812)
Commissions payable	1,024,564
Accrued liabilities	(149,145)
State taxes payable to affiliate	290,910
Federal income tax payable to affiliate	(483,820)
Net cash provided by operating activities	22,687,232
Financing activities	
Dividends paid to parent	(20,600,000)
Net cash used in financing activities	(20,600,000)
Net increase in cash and cash equivalents	2,087,232
Cash and cash equivalents	
Beginning of year	15,200,974
End of year	$ 17,288,206
Supplemental disclosures	
Taxes paid	$ 14,718,590

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company") is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996, and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. The Company maintains a customer account for the exclusive benefit of customers and promptly transmits these customer funds to the appropriate fund company, and accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(ii), as described in Supplemental Schedule II.

The Company is a party to a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

The Company is a party to a second distribution agreement with SACS, whereby the Company distributes certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

The Company is a party to a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company is a party to a selling agreement with AIG Annuity Insurance Company, ("AIGAIC"), an indirect, wholly owned subsidiary of AIG, whereby the Company is responsible for selling various products for AIGAIC.

The Company also distributes term life insurance products for American General Life Insurance Company ("AGLIC"), an indirect, wholly owned subsidiary of AIG.

Income Taxes

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents

The Company has cash deposited in financial institutions that exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $17,234,915 at December 31, 2007, consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having a maturity of three months or less.

Cash Segregated Under Federal and Other Regulations
The Company maintains a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Dealer Concession Revenue
Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income
The Company receives service fee income, under Section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees
Advisory service fees represent fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Recent Accounting Standards
On July 13, 2006, the FASB issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company adopted the provisions of FIN 48 on January 1, 2007. The Company has no uncertain income tax positions and no amounts have been recorded in the financial statements related to income tax uncertainties.

2. Deposits Held by Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers.

Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds invested in money market accounts on deposit with the clearing brokers to meet this requirement. As of December 31, 2007, there were no amounts owed to the clearing brokers by these customers.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2007, the Company had net capital of $9,399,964, which was $8,862,173 in excess of its required net capital of $537,791. The Company's net capital ratio was 0.858 to 1.

4. Transactions with Affiliates

During 2007, the Company paid dividends to VALIC of $20,600,000. The Company anticipates paying dividends to its parent on a quarterly basis, which will not reduce capital below the required level.

VALIC reimburses the Company for all salaries, employee benefits, and commissions expenses associated with VALIC's agents as well as expenses associated with VALIC's field offices. These reimbursements are included as revenue in the statement of operations as expense reimbursement from Parent.

Dealer concession revenue from affiliates of $158,382,815 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $750,700 represents amounts due at December 31, 2007, for these services.

During 2007, the Company paid $4,222,025 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent ("sub-TA") fees deposited by the Company.

VALIC charges the Company for various administrative services provided. During 2007, the Company paid VALIC $5,704,089 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts receivable from affiliates of $7,813 at December 31, 2007, consists of amount due from VALIC for overpaid Ohio franchise taxes.

Accounts payable to affiliates of $824,501 at December 31, 2007, consists of $96,377 due to American General Insurance Agency, an indirect, wholly owned subsidiary of AIG, for insurance and annuity revenues, $7,914 due to American General Securities, Inc., an indirect, wholly owned subsidiary of AIG, for allocated insurance agency expenses, $292,887 due to VRSCO for sub-TA fees, $427,323 due to VALIC, of which $110,171 is for estimated overrides owed to field management, and $317,152 for expenses paid on behalf of the Company.

Balances with affiliates are cleared no less than quarterly.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2007. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2007.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity.

In October 2006, the Company received a "Wells Notice" which indicated that FINRA was considering initiating enforcement proceedings against the Company. The major focus of FINRA's concern was with regards to the alleged receipt by the Company of directed brokerage commissions. Additionally, they noted delays in forwarding client checks to fund vendors and submission of 3070 filings. The Company responded to FINRA in November 2006 disputing these allegations. On October 12, 2007, as part of settlement with FINRA, the Company paid a fine of $250,000 without admitting or denying FINRA's findings.

Off-Balance-Sheet Risk
Some of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Broker. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the Clearing Broker perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right. During 2007, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

7. Income Taxes

The current and deferred portions of income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Total
Federal	$ 14,234,770	14,234,770
State income and franchise	1,954,401	1,954,401
	$ 16,189,171	$ 16,189,171

The Company does not have any deferred taxes.

Income tax expense differs from the amount that would result from applying the federal statutory tax rate to pre-tax earnings primarily due to state income taxes net of federal effect.

8. Subsequent Events

On January 1, 2008, the Company changed its name to AIG Retirement Advisors, Inc.

On January 15, 2008, the Company paid a dividend to VALIC of $6,400,000.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2007 **Schedule I**

Net capital	
Total stockholder's equity	$ 26,898,122
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	337,951
Accounts receivable from affiliates	7,813
Dealer concession receivable from affiliates	750,700
Dealer concession receivable	19,665
Advisory service fee receivable	14,240,200
Service fee receivable	1,756,000
Prepaid expenses	34,047
Funds deposited with clearing organizations	5,002
Equipment, net	2,082
	17,153,460
Net capital before haircuts on securities positions	9,744,662
Haircuts on securities:	
Money market fund	344,698
Net capital	$ 9,399,964
Aggregate indebtedness	$ 8,066,878
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$ 537,791
Excess net capital	$ 8,862,173
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 8,593,277
Ratio: aggregate indebtedness to net capital	0.858 to 1

There were no differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2007.

VALIC Financial Advisors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 — Schedule II

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3.

VALIC Financial Advisors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1)

To Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.:

In planning and performing our audit of the financial statements of VALIC Financial Advisors, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2008

END